 SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE TO Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Final Amendment) OFI Tremont Market Neutral Hedge Fund ------------------------------------- (Name of Issuer) OFI Tremont Market Neutral Hedge Fund (Name of Person(s) Filing Statement) Shares of Beneficial Interest (Title of Class of Securities) 67084L101 (CUSIP Number of Class of Securities) Lisa I. Bloomberg, Esq. Two World Financial Center 225 Liberty Street, 11th Floor New York, New York 10281-1008 (212) 323-0560 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement) CALCULATION OF FILING FEE ------------------------------------------------------------------------------- Transaction Valuation: $14,692,936a Amount of Filing Fee: $ 1,862b ------------------------------------------------------------------------------- (a) Calculated as the aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding shares of beneficial interest based on the estimated total net asset value of the Issuer's outstanding shares of beneficial interest as of March 31, 2004. (b) Calculated at 0.01267% of the Transaction Valuation. [x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid: $ 1,862 Form or Registration No.: 005-79313 --------- Filing Party: OFI Tremont Market Neutral Hedge Fund ------------------------------------- Date Filed: April 30, 2004 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates: [ ] third-party tender offer subject to Rule 14d-1. [x ] issuer tender offer subject to Rule 13e-4. [ ] going-private transaction subject to Rule 13e-3. [ ] amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: [x] This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on April 30, 2004 by OFI Tremont Market Neutral Hedge Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase $14,692,936 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Repurchase Offer Notice and the related Letter to Repurchase Offer. Copies of the Repurchase Offer Notice and Letter to Repurchase Offer were previously filed as Exhibits (a)(1)(i) and (a)(1) (ii) to the Statement. This is the Final Amendment to the Statement and is being filed to report the results of the offer. Capitalized terms not otherwise defined herein shall be the meanings ascribed to them in the Repurchase Offer Notice. The following information is furnished pursuant to Rule 13e-4(c)4: 1. The Offer expired at 12:00 midnight, New York time, on May 31, 2004. 2. $10,000,000 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer. SIGNATURE After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. OFI Tremont Market Neutral Hedge Fund /s/ Lisa I. Bloomberg By:______________________________________ Name: Lisa I. Bloomberg Title: Assistant Secretary Date: January 12, 2005